SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: August 05, 2008

List of materials

Documents attached hereto:

i)  Reportable Event
ii) Press release announcing Sony to Purchase Bertelsmann’s 50% Stake in Sony BMG

Reportable Event

Sony Corporation (“Sony”) and Bertelsmann AG (“Bertelsmann”) today issued the attached press release concerning Sony’s purchase of Bertelsmann’s 50% stake in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”).

The transaction will be structured as follows:  First, a portion of Bertelsmann’s interest in SONY BMG will be redeemed for approximately $600 million of cash by SONY BMG (SONY BMG has not been consolidated by Sony and will not be consolidated until after this transaction closes).  Sony’s U.S. wholly-owned subsidiary, Sony Corporation of America, will then purchase the remaining interest from Bertelsmann for approximately $600 million. As a result, Bertelsmann will receive approximately $900mm in value for its 50% stake plus $300mm of its share of cash on Sony BMG's balance sheet.  Sony views this as approximately $600mm net cash cost as it does not consolidate Sony BMG’s cash.

In addition, Bertelsmann will be taking over a limited amount of selected European music catalog assets from SONY BMG.  These catalogs represented approximately $20 million (less than 1%) of SONY BMG’s revenues in calendar year 2007.  The parties have also agreed to continue to share the company’s manufacturing and distribution requirements between Sony’s manufacturing subsidiary, Sony DADC, and Bertelsmann’s services company, Arvato Digital Services GmbH (“Arvato”), by extending agreements with Arvato for additional terms of up to six years.

The closing of the transaction is subject to a number of conditions, including approvals of regulatory authorities in certain jurisdictions.

Sony to Purchase Bertelsmann’s 50% Stake in Sony BMG
Music Company to Become Wholly Owned Subsidiary of Sony Corporation of America

New York, August 5, 2008 - The international media and entertainment companies Sony Corporation and Bertelsmann AG today announced that Sony has agreed to acquire Bertelsmann’s 50% stake in Sony BMG.  The music company, to be called Sony Music Entertainment Inc. (SMEI), will become a wholly owned subsidiary of Sony Corporation of America.  Sony and Bertelsmann AG originally created the Sony BMG joint venture in August 2004.

“Music has been a vital and vibrant part of Sony’s culture for over twenty years.  This acquisition will allow us to achieve a deeper and more robust integration between the wide-ranging global assets of the music company and Sony’s products, operating companies and affiliates.  It enables us to offer a total entertainment experience to consumers,” said Sir Howard Stringer, Chairman and CEO, Sony Corporation.  “Over the past four years, Sony BMG has undertaken a very successful restructuring, streamlined operations and developed innovative digital partnerships that ensure it will continue to be a leader in the creation and distribution of music worldwide.  It is an organization rich in talent, ideas and enthusiasm, and is a strong fit with our overall business strategy.”

“After a careful and thorough review, we made the strategic decision to sell our investment in this joint venture to Sony, a step that we believe will benefit the stakeholders of both our companies,” stated Hartmut Ostrowski, Chairman and CEO of Bertelsmann AG.  “This move is consistent with our new growth strategy and will enable us to focus on our defined growth areas.  Sony has been an excellent partner, and they are the right company to take this business to the next step and ensure that it realizes its full value and potential.  We look forward to witnessing Sony Music Entertainment’s exciting future under Sony’s ownership.”

Once the transaction is completed, SMEI will be comprised of premier music labels such as:  Arista Records, Columbia Records, Epic Records, J Records, Jive Records, RCA Records, and Zomba.  Key recording artists will include Celine Dion, Alicia Keys, Yo-Yo Ma, Bruce Springsteen, Justin Timberlake, Usher and Jay Chou.

As part of the transaction, the parties have also agreed to continue to share the company’s manufacturing and distribution requirements between Sony’s manufacturing subsidiary, Sony DADC, and Bertelsmann’s services company, Arvato Digital Services GmbH (“Arvato”), by extending the agreements with Arvato for additional terms of up to six years.  In addition, Bertelsmann will be taking over selected European music catalog assets from Sony BMG.

Consummation of the transaction remains subject to a number of conditions, including approvals of regulatory authorities in certain jurisdictions.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $88 billion for the fiscal year ended March 31, 2008.  Sony Global Web Site: http://www.sony.net/

About Bertelsmann AG

Bertelsmann is an international media company encompassing television (RTL Group), book publishing (Random House), magazine publishing (Gruner + Jahr), music (BMG), media services (Arvato), and media clubs (Direct Group) in more than 50 countries. Bertelsmann’s claim is to inspire people around the world with first-class media and communications offerings – entertainment, information and services – and occupy leading positions in its respective markets. The foundation of Bertelsmann's success is a corporate culture based on partnership, entrepreneurial spirit, creativity, and corporate responsibility. The company strives to bring creative new ideas to market and create value.

Press Contacts:

Sony/New York:

Lisa Gephardt
212/833-6826
Lisa_gephardt@sonyusa.com

Mack Araki
212/833-6821
Mack_araki@sonyusa.com

Bertelsmann AG

Andreas Grafemeyer
Senior Vice President Media Relations
Phone: +49 – 5241 / 80 24 66
andreas.grafemeyer@bertelsmann.de

Tobias Riepe
Vice President Media Relations
Phone: +49 – 5241 / 80 77 69
tobias.riepe@bertelsmann.de

Bertelsmann AG/New York

Kelly Sullivan
Senior Managing Director
JFWBK
Phone: +1 – 212 / 895 – 86 59
ksullivan@joelefrank.com

Bertelsmann AG/UK

Angus Maitland
Executive Chairman
Maitland
Tel.: +44 - 20 / 73 79 51 51
amaitland@maitland.co.uk